2018 Guidance Conference Call Dave Denton Executive Vice President & Chief Financial Officer January 4, 2018 Filed by CVS Health Corporation Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Aetna Inc. Commission File No.: 001-16095 Date: January 4, 2018

Important Information for Investors and Shareholders No Offer or Solicitation Today's presentation is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It In connection with the proposed transaction between CVS Health and Aetna, CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at www.CVS Health.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. © 2018 CVS Health

Important Information for Investors and Shareholders Participants in Solicitation CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. © 2018 CVS Health

Forward-looking Statements This presentation contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views related to our future financial performance, future events and industry and market conditions. This presentation also includes forward-looking statements related to our acquisition of Aetna. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from what may be indicated in the forward-looking statements.  We strongly encourage you to review the information in the reports that we file with the SEC regarding these specific risks and uncertainties, in particular those that are described in the Risk Factors section of our most-recently filed Annual Report on Form 10-K and the Cautionary Statement disclosures in our Form 10-Q. © 2018 CVS Health

Guidance: 2017 Q4 Revised Outlook Adjusted Consolidated Operating Profit and Adjusted EPS at lower end of their respective ranges For Pharmacy Services segment, robust mid-teens year-over-year adjusted operating profit growth; below guidance range, mainly attributable to softer margin performance in client and retail network claims management process Adjusted operating profit growth of ~ 4% for full-year 2017 Given stronger script performance, Retail/LTC segment adjusted operating profit growth expected near the high end of previously-provided guidance range of down 1.0% to 3.5% for Q4 2017 Completed ~ $4.4 billion versus $5.0 billion of share repurchases assumed in prior guidance, given suspension of share repurchases due to Aetna transaction Unfavorable impact expected to be offset by better-than-expected effective tax rate in Q4 Expect GAAP results to benefit meaningfully from the Tax Cuts and Jobs Act in Q4; have not estimated these benefits as we are still working through the law’s impact to our 2017 financial statements No cash flow impact in 2017 © 2018 CVS Health

Guidance: 2018 Full-year Enterprise Outlook Full-year 2018 Net Revenue Growth 0.75% to 2.50% Enterprise Adjusted Operating Profit Growth (1) 1.0% to 4.0% Tax Rate ~ 27% © 2018 CVS Health Assumptions: Assume for guidance purposes only, Aetna transaction closes after year-end 2018, given the uncertainty of the timing of the close of the transaction. Bridge financing fees, transaction and integration costs related to the deal are excluded from adjusted figures. Using the low-end of the guidance range for full-year 2017 consolidated adjusted operating profit, and the updated outlooks for the segments, as the jump-off point for our growth expectations. Unfavorably affected by 2018 implementation costs for the Anthem contract and the absence of the RxCrossroads business due to its sale. Combined negative impact on growth of these factors is ~ 125 basis points.

## Guidance: 2018 Full-year

# Segment Outlook

| | | Full-year 2018 |
|---|---|---|
| Retail/LTC | **Net Revenue Growth** | 2.5% to 4.0% |
| | ***Same-Store Sales*** (1)<br>***Same-Store Adjusted Scripts*** (1) (2) | *2.0% to 3.5%*<br>*6.0% to 7.0%* |
| | **Operating Profit Growth** | Low-single digits |
| Pharmacy Services | **Net Revenue Change** | 1.5% to 3.5% |
| | **Total Adjusted Claims** (3) | 1.91 billion to 1.93 billion |
| | **Operating Profit Change** | Low- to mid-single digits |

1. Same store sales and prescriptions exclude revenues from MinuteClinic, and revenue and prescriptions from stores in Brazil and long-term care operations.
2. Includes the adjustment to convert 90-day, non-specialty prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal 30-day prescription.
3. Includes the adjustment to reflect 90-day prescriptions as the equivalent of three 30-day prescriptions.

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© 2018 CVS Health
CVSHealth

Guidance: 2018 Full-year Retail/LTC Outlook Drivers of growth: Broader partnerships established or implemented in 2017 with Optum, Cigna and Express Scripts, and expanded participation as a preferred pharmacy in more Medicare Part D networks Solid script growth in long-term care business driven by new initiatives tailored towards assisted living facilities and benefits from acquisition activity Continued purchasing efficiencies from Red Oak venture with Cardinal Health and enterprise streamlining effort Growth somewhat muted by recent sale of RxCrossroads Divestiture creates headwind of ~ 50 basis points on segment operating profit growth © 2018 CVS Health

Guidance: 2018 Full-year PBM Outlook Solid growth driven by expected volume increases in both pharmacy network and specialty, growth in Med D lives, and favorable purchasing economics Adjusted claims growth of ~ 8% PBM revenue growth in 2018 expected to be affected by: Start of rebate administration for Aetna’s Medicare Part D business under companies’ existing PBM contract Increase in generic introductions in Specialty, which carry lower average claim price Expectation that branded drug price inflation will continue at levels lower than seen historically Continued pricing pressure Expect to spend ~ $150 million in 2018 related to both capital and operating expenses to begin to implement Anthem business Will lower PBM operating growth by about 190 basis points © 2018 CVS Health

Guidance: 2018 Full-year Below-the-Line Share repurchases suspended for 2018 due to Aetna transaction Expect to use cash to pay down existing debt, continue to pay $2 per share annual dividend and fund purchase of Aetna Absent suspension, share repurchases would have contributed between 340 and 610 basis points of growth in Adjusted EPS Expect net interest in range of $2.0 billion to $2.3 billion Net interest on existing portfolio of debt expected to be ~ $1.05 billion Bridge financing fees expected to be in range of $180 million to $215 million; excluded from adjusted EPS Remainder is interest from new debt; included in adjusted EPS Ranges take into account variability of timing of issuance, interest rate, and mix of maturities Given tax reform, expect tax rate to be ~ 27% in 2018, increasing annual net income and cash flow by ~ $1.2 billion Guidance does not include reinvestment of this back into business; but, we expect to make strategic investments in future growth of business, including deleveraging balance sheet more rapidly than planned © 2018 CVS Health

Guidance: 2018 Full-year Streamlining Initiative: Potential Impact on Segment Allocations As we drive towards more efficient shared services, critical step is having enterprise aligned on common financial platform Will move to common financial platform using SAP during 2018 Expect to have ability to capture more granular level of information which may result in some movement of allocated expenses across segments There will be no impact to enterprise © 2018 CVS Health

Guidance: 2018 Full-year Guidance Comparison to Form S-4 © 2018 CVS Health Form S-4 related to Aetna transaction contains performance estimates for next several years used as part of deal process; projections were prepared on steady state basis Differences between the Form S-4 and current expectations for 2018 given timing of estimates provided Anthem implementation costs were not known and therefore not included in the Form S-4 Form S-4 figures include expectation of repurchasing $5 billion of shares and normal amount of interest expense, however, suspended share repurchases and will incur greater amount of interest in 2018 Form S-4 does not incorporate benefits from tax reform

Guidance: 2017 Q4, 2017 Full-year and 2018 Full-year Non-GAAP Reconciliation Information © 2018 CVS Health CVS Health is providing non-GAAP information on a prospective basis that excludes certain items because of the nature of these items and the impact they have on the analysis of underlying business performance and trends. Management believes that providing this information enhances investors' understanding of the company's performance. This information should be considered in addition to, rather than as a substitute for, information prepared in accordance with GAAP. CVS Health’s definitions of these non-GAAP items may not be comparable to similarly-titled measurements reported by other companies.  Adjusted earnings per share, or adjusted EPS, utilizes income from continuing operations excluding the impact of certain adjustments such as the amortization of intangible assets, acquisition-related integration costs, charges in connection with store rationalization, goodwill impairments, adjustments to legal reserves in connection with certain legal settlements, losses on early extinguishment of debt and losses on settlements of defined benefit pension plans, and the income tax benefit associated with the Tax Cuts and Jobs Act, included as part of these adjustments for (a) expected EPS for Q4 2017 and 2017 full-year, are amounts related to bridge financing fees and transaction costs for the proposed acquisition of Aetna, as well as transaction costs for the divestiture of RxCrossroads and (b) adjusted EPS for 2018 guidance, are bridge financing fees and transaction and integration costs related to the proposed acquisition of Aetna, as well as transaction costs for the divestiture of RxCrossroads. To calculate adjusted EPS, adjusted income from continuing operations is divided by the company’s expected weighted average diluted shares outstanding for the relevant period. The company believes that this measure enhances investors’ ability to compare the company’s past financial performance with its current and expected performance. The most comparable GAAP measure is earnings per share.

Guidance: 2017 Q4, 2017 Full-year and 2018 Full-year Non-GAAP Reconciliation Information © 2018 CVS Health Adjusted operating profit is operating profit excluding the impact of acquisition-related integration costs, charges in connection with store rationalization, goodwill impairments, and adjustments to legal reserves in connection with certain legal settlements, also included as part of these adjustments for (a) expected adjusted operating profit for Q4 2017 and 2017 full-year, are amounts related to transaction costs for the proposed acquisition of Aetna, as well as transaction costs for the divestiture of RxCrossroads and (b) adjusted operating profit for 2018 guidance, are transaction and integration costs related to the proposed acquisition of Aetna, as well as transaction costs for the divestiture of RxCrossroads. The company believes that this measure enhances investors’ ability to compare the company’s past financial performance with its current and expected performance. The most comparable GAAP measure is operating profit.  As there is uncertainty in connection with calculating the adjustments necessary to prepare reconciliations from the non-GAAP financial measures to the comparable GAAP financial measures, the company is unable to reconcile the non-GAAP financial measures without unreasonable efforts. The items, including, in particular, the additional excluded items identified above, could result in significant adjustments from the most comparable GAAP measure. In addition, for the 2018 guidance estimates of adjusted EPS and adjusted operating profit, the significant complexity in assessing the impact of tax reform changes creates additional challenges in providing reconciliations to the most comparable GAAP measures. Therefore, no reconciliation is being provided at this time.